希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/IR2003-USSEC/L321-03py
Your Ref :

10 September 2003

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

<u>Announcement - Interim Dividend for the six month ended 30 June 2003</u>
<u>Option to receive shares in lieu of cash dividend</u>
<u>Calculation of Market Value dated 8 September 2003</u>

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

Peggy Lam
Assistant Company Secretary

dlw 9/29

Enc.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2003
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

On 19 August 2003, the Board of Directors of the Company declared an interim dividend of HK10 cents per ordinary share in the capital of the Company (each as a "Share"), payable to shareholders whose names appeared on the Register of Members on 8 September 2003. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$9.2, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Tuesday, 2 September 2003 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 8 September 2003 x HK$0.1 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$9.2}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders (excluding shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada who will only receive the circular) on or about Monday, 15 September 2003. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 6 October 2003. It is expected that cheques for cash entitlements and/or (subject to

such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 10 October 2003 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company).

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 September 2003

Please also refer to the published version of this announcement in South China Morning Post.

希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

03 SEP 26 AM 7:21

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/IR2003-USSEC/L323-03py
Your Ref :

15 September 2003

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

<u>Circular dated 15 September 2003</u>
- Interim dividend for the six month ended 30 June 2003 Option to receive shares in lieu f cash dividend

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

Peggy Lam
Assistant Company Secretary

Enc.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited, you should at once hand this circular and the accompanying form of election to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Directors:
Peter Ting Chang LEE *(Chairman)*
Sir David AKERS-JONES*
(Independent Non-Executive Deputy Chairman)
Michael Tze Hau LEE *(Managing Director)*
Fa-kuang HU**
Hans Michael JEBSEN**
Per JORGENSEN*
Anthony Hsien Pin LEE**
Chien LEE**
Michael Chi Kung MOY *(Chief Financial Officer and Director)*
Deanna Ruth Tak Yung RUDGARD**
Pauline Wah Ling YU WONG *(Director, Property)*
Geoffrey Meou-tsen YEH*

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

03 SEP 12 AM 7:21

15 September 2003

* *Independent non-executive Directors*
** *Non-executive Directors*

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2003
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 19 August 2003, the Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2003 of HK10 cents per ordinary share ("Share(s)") in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on 8 September 2003 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Wednesday, 3 September 2003.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK10 cents; or

(ii) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK10 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$9.2. This was the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing on 2 September 2003, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 8 September 2003 x HK$0.1 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$9.2}} = \text{Maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares under choices (ii) and (iii) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about 10 October 2003. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the six months ended 30 June 2003.

Subject to the granting of listing of, and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in

CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. Certain US$ denominated Guaranteed Notes due 2012 issued by a Group subsidiary that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing of or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong ("the Registrars") so as to arrive not later than 4:00 p.m. on Monday, 6 October 2003. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Canada as the Directors have resolved that in view of securities legislation applicable in those jurisdictions, such shareholders should not be permitted to receive the interim dividend in scrip form. Such shareholders will receive the interim dividend wholly in cash. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant

territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2003
Shares quoted ex-dividend	Tuesday, 2 September
Latest time for submission of transfer forms to qualify for the interim dividend	4:00 p.m. on Wednesday, 3 September
Book closing dates	Thursday, 4 September to Monday, 8 September
Record date for the interim dividend	Monday, 8 September
Final date for receipt of forms of election by the Registrars	4:00 p.m. on Monday, 6 October
Payment date for dividend warrants and certificates for New Shares mailed	on or about Friday, 10 October
Expected first day of dealings in New Shares in Hong Kong	on or about Friday, 10 October (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME

The Directors have been advised that in accordance with the terms of the Executive Share Option Scheme adopted by the Company on 28 April 1995, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Executive Share Option Scheme.

Yours faithfully,
Peter T.C. Lee
Chairman

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下希慎興業有限公司股份全部售出，應立即將本通函連同隨附之選擇表格送交買主或經手買賣之銀行或股票經紀或其他代理商，以便轉交買主。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

董事：
利定昌 *(主席)*
鍾逸傑爵士* *(獨立非執行副主席)*
利子厚 *(董事總經理)*
胡法光**
Hans Michael JEBSEN**
Per JORGENSEN*
利憲彬**
利乾**
梅子敬 *(財務董事)*
利德蓉**
黃于華玲 *(物業董事)*
葉謀遵*

* *獨立非執行董事*
** *非執行董事*

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至二零零三年六月三十日止六個月之中期股息
選擇收取股份以代替現金股息

緒言

本公司之董事會於二零零三年八月十九日宣佈派發截至二零零三年六月三十日止六個月之中期股息每股普通股股份(「股份」)10港仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予於二零零三年九月八日(「記錄日期」)登記於股東名冊上各股東。如欲收取中期股息，股份過戶表格最遲須於二零零三年九月三日(星期三)下午四時前呈交。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇：

(i) 收取現金股息10港仙；或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息10港仙，並入賬列為已繳足股款新股份(「新股」)(對零碎股份之調整除外)；或

(iii) 收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以港幣9.2元之市值。市值乃指本公司股份由二零零三年九月二日(此等股份除息交易之首天)起五個連續交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價。

計算應收新股之公式如下：

於二零零三年九月八日持有股份數目 × 港幣0.1元 = 最高股息額

$$\frac{\text{最高股息額}}{\text{港幣9.2元}} = \text{新股最高數目（向下調整至對下一個整數）}$$

如選擇上述(ii)及(iii)項之股東，將不會獲配發零碎股份，應付之代息股份股數將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票(倘新股之上市申請獲得批准)將於二零零三年十月十日(或相近日期)寄予各股東，如有郵誤，由股東自行負責。發行及配發之新股與本公司現已發行之股份享有各方面同等權益，惟不獲發截至二零零三年六月三十日止六個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所參與者間交易之交收

須於交易日後第二個營業日於中央結算系統內進行。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其股票經紀或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司發行並由本公司提供擔保於二零一二年到期之美元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇全部收取新股或部份收取現金及部份收取新股，或現在作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於二零零三年十月六日(星期一)下午四時正前交回本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

閣下如以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息(並附有以股代息選擇時)全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股份過戶登記處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或加拿大之股東均不獲寄予選擇表格，鑑於當地有關之證券法例，董事會決定該等股東均不准選擇以股代息之方式收取中期股息。所有該等股東將全部以現金收取此次派發之中期股息。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否准許以股代股息之方式收取中期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視

之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

二零零三年

股東除息報價......九月二日(星期二)
最遲呈交股份過戶表格以收取
　中期股息之時間......九月三日(星期三)下午四時正
暫停辦理股份過戶登記日期......九月四日(星期四)至九月八日(星期一)
中期股息記錄日期......九月八日(星期一)
股份過戶登記處最後收回
　選擇表格之日期......十月六日(星期一)下午四時正
寄發股息單及新股股票之日期......約於十月十日(星期五)
預計新股在香港首日買賣之日期......約於十月十日(星期五)
(當本公司有關之股東收妥新股股票後開始)

調整行政人員購股權計劃之認購價

根據董事會所獲提供之意見，依據一九九五年四月二十八日本公司採納行政人員購股權計劃之條款，以股代息將不會導致按行政人員購股權計劃授予可行使購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利定昌
謹啟

二零零三年九月十五日